Exhibit 99.1

NMG Provides a Quarterly Update amid Favorable Shift in Battery Material Market Conditions

  Enhanced engagement towards offtake agreement with potential tier-1 customers in the EV and battery sector with the production of A and B samples, site visits, quality checks and commercial discussions.
  OEMs, feeling the supply chain pressure, are turning their attention upstream to secure supplies and reduce their risks as projections indicate a flake graphite deficit of nearly 2 million tonnes per annum by the end of the decade.
  Timely progress on construction of the Company’s Phase-1 coating unit, commissioning still targeted to start before the end of H1-2022 to complete NMG’s vertically integrated 2,000-tpa nameplate ore-to-battery-material value chain.
  Significant advancement (75%) of engineering, project management, the mining plan update and economic structure for NMG’s integrated 43-101-compliant feasibility study for the Phase-2 Bécancour Battery Material Plant and Matawinie Mine; conclusions planned to be announced before the end of Q2-2022.
  Continuous progress of detailed engineering for Phase-2 Matawinie Mine.
  Progress in structuring and securing project financing for the construction and development of the Phase-2 Bécancour Battery Material Plant and Matawinie Mine; NMG has received non-binding letters of interest from two Export Credit Agencies.
  Safe operational and construction activities with a period-end OSHA rate of 0 at the Company’s facilities and 0 for contractors’ work, with no major environmental incident.
  Period-end cash position of $43.5M.

MONTRÉAL--(BUSINESS WIRE)--May 13, 2022--Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) completed another quarter of diligent progress towards the establishment of what is projected to be North America’s largest and first fully integrated ore-to-battery-material natural graphite production in a context of accelerated growth in the battery space and sustained pressure on supply chains. NMG maintained its focus on the completion of its Phase-1 production line with the construction of its coating unit and the advancement of its Phase-2 operations through process optimization, engineering, procurement planning, preparatory work and updated economics modelling.

New variants of COVID-19 forcing lockdowns in China, the Russia-Ukraine war as well as continued consumer enthusiasm for cleantech are creating significant pressure on raw materials sourcing for battery and electric vehicle (“EV”) manufacturers. As supplies tighten, demand continues to increase, with now more than 6,200 GWh of global lithium-ion battery production capacity expected by 2031 (Benchmark Mineral Intelligence, April 2022). Correspondingly, projections forecast a flake graphite deficit of nearly 2 million tonnes per annum (“tpa”) by the end of the decade.

Arne H Frandsen, Chair of NMG, commented: “These dynamics demonstrate the urgency to invest in advanced materials production to serve tomorrow’s economy. Manufacturers and governments are now grasping the importance of critical minerals, local production, rapid commercialization and ESG-minded businesses. This represents a springboard for NMG’s development as the Company prepares for the deployment of its large Phase-2 integrated operations. NMG is ideally positioned in this context to provide a carbon-neutral, reliable and sizeable alternative to Chinese supplies.”

Products Development and Market

Current market conditions combined with engagement reaping from NMG’s marketing program have led to enhanced activities with potential tier-1 customers in 2022 with a view to securing a long-term cornerstone offtake agreement for its anode material. Production at Phase-1 facilities and testing at NMG’s new laboratory enable the supply of graphite products in a variety of specifications to meet the individual requirements of each manufacturer. NMG has advanced into the qualification process with several battery manufacturers, now providing A & B samples. Sustained interest from potential top-tier customers is supported by quality checks, site visits to the Company’s Phase-1 operations and requests for information.

Interest in NMG’s high-purity advanced materials stems from industry leaders as North American production enters a growth phase and raw materials supplies become constrained. Indeed, rising anode demand, interrupted graphite production in China due to COVID-19, and global logistics disruptions have driven year-over-year flake graphite prices up 34.6% (Benchmark, May 2022). Original Equipment Manufacturers (“OEMs”) are turning their attention upstream to secure sourcing and reduce their risks. Through direct development, joint ventures or strategic alliances, processing and mining are now gaining manufacturers’ attention.

Eric Desaulniers, Founder, President, and CEO of NMG, added: “The market is shifting on a structural level. At this rate, we think it is neither the consumers nor the regulators who will be driving the energy transition but miners and recyclers. We are positioning NMG in this new market as a turnkey provider of high-performing graphite materials ready to scale up production in an ethical, environmentally-responsible and economical way.”

NMG is set to join the marketplace at Europe’s Battery Show on June 28-30, 2022. The trade show is dedicated to advanced battery technology for electric and hybrid vehicles, utility and renewable energy support, portable electronics, medical technology, military, as well as telecommunications. The Company’s Sales and Technology team will be onsite, booth 8B34, to meet key industry players and examine some of the latest technologies that could complement NMG’s operations.

Battery Material Plant

NMG’s proprietary coating process is taking shape at the Company’s Phase-1 demonstration plant. With key deliveries having all been received, construction is advancing safely, efficiently and on budget for targeted commissioning by the end of H1-2022. This unit is set to complete NMG’s production line, from ore to anode material, for a 2,000 tpa nameplate capacity.

Production of spherical purified graphite continues via NMG’s shaping and purification modules. Site preparation is now completed at the Company’s facility ahead of the delivery and installation of the new state-of-the-art shaping unit expected to be delivered towards the end of Q2-2022.

In parallel, the Front-End Loading feasibility engineering analysis (“FEL-3”) for the Company’s Phase-2 operations is progressing and on budget, with a 75% completion rate and a scheduled completion by the end of Q2-2022. NMG’s integrated business model will be reflected in this National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)-compliant feasibility study for the Phase-2 Bécancour Battery Material Plant to update planning, cost projection, and development framework in a unified structure with the Matawinie Mine. In complement to the engineering efforts, the Company has initiated the permitting planning process and community outreach for the Bécancour Battery Materials Plant.

Matawinie Mine

Continued progress of detailed engineering and optimization for the construction of the Phase-2 Matawinie Mine, notably on overall site layout, concrete lots, steel and architecture drawings, support buildings, compressed air and mechanical components, are progressing, supported by the finalization of process design parameters, civil infrastructure plans and specifications emissions for construction and equipment selection.

In preparation of the mining infrastructure, tree clearing activities and implementation of environmental protection infrastructure resumed in Q1-2022 to prepare the site for the next phase of civil works.

As part of its electrification strategy, the Company is working with Caterpillar Inc. (“Caterpillar”) towards the development, testing and production of Cat® “zero-emission machines” for the Matawinie Mine. Caterpillar’s and NMG’s technical teams are actively engaged in assessing technology opportunities and planning the all-electric fleet for the Phase 2 Matawinie Mine.

Corporate and ESG

NMG conducts its operations guided by its Zero-Harm Philosophy. The Company reports a period-end Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 0 for its facilities and 0 for its contractors. NMG had no major environmental incidents as defined by the Global Reporting Initiative.

The Company has commenced strengthening its quality assurance and quality control with the development of an ISO 9001-compliant management system to support NMG’s certification objectives, the groundwork for which has commenced in Q1-2022.

In the final stages of preparation, NMG expects the life cycle analysis for its portfolio of green graphite-based materials to be completed by the end of Q2-2022 by its retained lifecycle expert and the independent consultant mandated for the external review as per ISO 14040 and ISO 14044 requirements. Results will support the Company’s commercial discussions as the marketplace is increasingly seeking visibility on its supply chain and greater sustainability performance.

The Company is also advancing with the structuring and securing of project financing for the construction and development of the Phase-2 Bécancour Battery Material Plant and the Matawinie Mine. In this regard, the Company has been in discussions with a number of Export Credit Agencies (“ECA”) to provide credit support for a significant portion of the project financing. It has received non-binding letters of interest from two ECA, evidencing a clear expression of the potential support which the ECA may offer.

As minerals demand projections continue to rise, Western governments are deploying programs, policies and business incentives to support the development of local capacity and reduce overreliance on Chinese supply. In Q1-2022, both the U.S. and Canadian governments have announced investments in the development of North American critical minerals production to ensure the domestic supply required to build a local battery economy.

The U.S. Government has also positioned its capacity to fund critical mineral businesses by adopting the Defense Production Act Title III Presidential Determination for Critical Materials in Large-Capacity Batteries. This determination authorizes the Department of Defense to create, maintain, protect, expand, or restore domestic industrial base capabilities essential for the national defense, with a focus on companies “that perform in the United States or Canada substantially all of the research and development, engineering, manufacturing, and production activities required of such business concern under a contract with the United States relating to a critical component or a critical technology item.”

As at March 31, 2022, the Company had $43.5M in cash. As at March 31, 2022, the Company issued 19,901 common shares through its “at-the-market” equity offering at an average price of CAD$9.62 (ranging from CAD$9.50 to CAD$9.77).

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the intended results of the Company’s development plans, the timeline and progress of the initiatives described in this press release, forecasts of future graphite demand and supply, the benefits of the Company’s de-risking strategy, the impact of the foregoing on the project economics, the Company’s intended production capacity of carbon-neutral anode material, the growth of the lithium-ion battery and EV markets, the Company’s commitments and performance with respect to its ESG initiatives, including the intended electrification of the Matawinie Mine, the interest of potential customers, the Company’s presence at the Europe’s Battery Show, the ability to structure and obtain sufficient project financing for the construction and development of the Bécancour Battery Material Plant and the Matawinie Mine, potential credit support from ECA, the intended results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS

Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com